50 3/3/03

U.S. SECU MISSION

03001633

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-33805

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc of America Investment Services, Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

101 South Tryon Street
(No. and Street)

Charlotte	North Carolina	28255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Taylor 214-209-4166
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 North Tryon Street	Charlotte	North Carolina	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gregory D. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Investment Services, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

SULY LOPEZ
MY COMMISSION # DD 058008
EXPIRES: September 18, 2005
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Banc of America Investment Services, Inc.

(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
Banc of America Investment Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Investment Services, Inc. and its subsidiaries (the "Company"), a wholly-owned subsidiary of Bank of America, N.A., at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 10, 2003

Banc of America Investments Services, Inc.
(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$290,096,033
Securities owned, at market value	4,489,435
Receivable from clearing broker	15,868,637
Receivable from affiliates	6,848,541
Deferred compensation	7,845,282
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $9,945,914	939,968
Other assets	3,594,813
Total assets	$329,682,709
Liabilities and Shareholder's Equity	
Securities sold, not yet purchased, at market value	$ 546,780
Payable to affiliates	9,513,437
Accounts payable and other accrued liabilities	2,981,568
Compensation payable	14,463,881
Income taxes payable to Parent	19,615,249
Total liabilities	47,120,915
Commitments and contingencies (Note 10)	
Common stock, $20 par value; 1,000 shares authorized, issued, and outstanding	20,000
Additional paid-in-capital	99,365,921
Retained earnings	183,175,873
Total shareholder's equity	282,561,794
Total liabilities and shareholder's equity	$329,682,709

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Basis of Presentation

Banc of America Investment Services, Inc., (the "Company") is a wholly-owned subsidiary of Bank of America, N.A. (the "Parent") which is an indirect wholly-owned subsidiary of Bank of America Corporation (the "Corporation"). The Company is incorporated in the state of Florida and is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company clears customer transactions with a clearing broker on a fully disclosed basis. The Company provides full and discount brokerage services to customers located throughout the United States. The Company is also registered with the Securities and Exchange Commission as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Banc of America Agency of Texas, Inc., BA Agency, Inc., Banc of America Agency of Nevada, Inc. and Banc of America Agency, LLC. Such subsidiaries distribute annuity products to customers in certain states. All intercompany transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates made by management relate to the collectibility of service charges on customer accounts (Note 6).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents for purposes of the consolidated statement of cash flows. Cash and cash equivalents include deposits with the Parent, investments in a mutual fund sponsored and advised by an affiliate of the Company and Eurodollar time deposits invested in a liquidity management investment account with an affiliate (Note 5). Investments are recorded on a trade date basis and are carried at fair value.

Cash Segregated

In accordance with Securities and Exchange Commission ("SEC") Rule 15c3-3, the Company maintains a special reserve account for the exclusive benefit of its customers. The account is on deposit at the Parent. Pursuant to the Company's 15c3-3(k)(2)(ii) exemption described in supplemental Schedule II, no balance was required to be on deposit at December 31, 2002.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased represent positions held by the Company with their clearing broker. These transactions are recorded on a trade date basis and are stated at market value with the resulting net gain or loss reflected in earnings. Quoted market prices provided by the clearing broker are generally used to determine market value.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives.

Securities Transactions
Customers' transactions, including related commission income and expense and clearing costs, are recorded on a trade date basis.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carryforwards and tax credits will be realized.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Recently Issued Accounting Pronouncements
Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees," ("FIN 45") was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are primarily located in Note 6. The Company does not expect the adoption of FIN 45 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," (SFAS 148) was adopted by the Corporation on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Under the provisions of SFAS 148, the Corporation is transitioning to the fair value based method of accounting for stock-based employee compensation costs using the prospective method. SFAS 148 will be effective for all stock option awards granted in 2003 and thereafter. Prior to January 1, 2003, the Corporation accounted for its stock-based employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25). Under APB 25, the Corporation accounted for stock options using the intrinsic value method and no compensation expense was recognized as the grant price was equal to the strike price. Under the fair value method, stock option compensation expense is measured on the date of grant using an option-pricing model. The option-pricing model is based on certain assumptions and changes to those assumptions may result in different fair value estimates. See Note 8 for discussion of the Company's employee benefit plans and compensation payable.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2002 are reported at market value as presented below:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 365,055	$ 8,161
Corporate stock	172,656	207,772
State and municipal obligations	407,680	160,961
Mutual funds	3,544,044	169,886
	$ 4,489,435	$ 546,780

4. Furniture, Equipment and Leasehold Improvements

Major classifications of these assets at December 31, 2002 are summarized as follows:

	Estimated Useful Life	
Furniture	12 years	$ 1,344,303
Equipment	3-5 years	8,716,315
Leasehold improvements	10-20 years	212,816
Capitalized software	3-5 years	612,448
		10,885,882
Accumulated depreciation		9,945,914
		$ 939,968

5. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies and persons. These transactions arise in the normal course of business and are summarized below.

Cash and Cash Equivalents
The Company had $1,186,241 of cash on deposit with the Parent at December 31, 2002 which is non-interest bearing. The Company had $151,231,253 in the Nations Cash Reserves Fund at December 31, 2002, a 1940 Act mutual fund sponsored and advised by an affiliated investment company. The Company also had $137,678,539 of Eurodollar time deposits invested in a liquidity management investment account with an affiliate.

Receivables From and Payables to Affiliates
Receivables from and payables to affiliates generally represent amounts due from and to affiliate companies which are expected to be settled in the normal course of business.

Parent Services
The Parent and certain affiliates provide certain management and other services to the Company. In addition, certain operating costs are paid by the Parent and billed to the Company.

Clearing, Brokerage Fees and Data Processing
Bank of America Technology and Operations, Inc., an affiliate of the Company, provides certain operational functions to support middle-office activities for fully-disclosed customer accounts. These operations include the entry, clearance, and settlement of fixed income, equity and mutual fund transactions, and the operation and management of the cashiering, new accounts, stock record, securities transfers, purchases and sales, other trade support and data processing departments.

Revenues
The Company receives shareholder servicing, distribution and share redemption fees and sales concessions from the third-party distributor to the Nations Funds family of mutual funds (the "Funds"). The Funds are sponsored and advised by affiliates of the Company.

Shareholder's Equity
The Corporation directly allocates tax benefits associated with stock issued under employee plans to the Company based on restricted stock vestings and stock option exercises by employees of the Company participating in the Corporation's stock based compensation plans.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

6. Receivable From Clearing Broker

Amounts receivable from the clearing broker of $15,868,637 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature. The Company's provision for doubtful accounts is recorded within the receivable from clearing broker in the consolidated statement of financial condition. Such provision relates to the collectibility of customer service charges collected by the clearing broker and remitted to the Company.

The Company has entered into an agreement with a U.S. broker-dealer whereby the broker acts as the Company's U.S. clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations. The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to this right. During 2002, payments made to the clearing broker related to this right were de minimis.

To mitigate credit risks, the Company has developed credit-monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Company has indemnified the clearing broker against certain losses, including margin losses, the clearing broker may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing broker related to the Company's customers were approximately $268,275,000 at December 31, 2002. As the clearing broker's right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to this right. During 2002, payments made to the clearing broker related to this right were de minimis.

7. Income Taxes

Current federal income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Parent. Deferred income tax expense is determined by the change in the deferred tax asset or liability between periods. The deferred tax asset or liability balance at the end of any period is determined by the tax effect of the Company's cumulative temporary differences to the extent recognized by the Parent. The Company's deferred tax liability was $120,432 at December 31, 2002 and primarily consists of temporary differences from pension costs allocated to the Company from the Parent.

8. Employee Benefit Plans and Compensation Payable

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees, including certain employees in foreign countries, may become eligible for postretirement benefits if they reach early retirement age while employed by the Corporation and they have the required number of years of service. Under the Corporation's current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 1,980 covered employees, including participating part-time employees, at December 31, 2002.

Substantially all employees of the Company participate in the Corporation's stock based compensation plans which provide for the issuance of the Corporation's stock-related awards such as stock options and restricted stock awards. The Corporation charged the Company approximately $220,000 for its share of compensation costs related to restricted stock awards for the year ended December 31, 2002. Disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) as amended by SFAS 148 are included in the December 31, 2002 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met.

In 2002, the Company established a forgivable loan program as an incentive for its financial advisors. The terms of the Company's forgivable loans stipulate that any interest accrued at each one year anniversary date is forgiven along with twenty percent of the loan amount (until fully forgiven after five years). Compensation expense is recorded as the loan balances amortize. At December 31, 2002, the Company had $7,845,282 of forgivable loans outstanding recorded as deferred compensation in the accompanying consolidated statement of financial condition.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk and are short-term in nature.

10. Commitments and Contingencies

The Company is a defendant in or party to a number of pending legal actions. Management believes, based upon the advice of counsel, that the actions and liability of loss, if any, resulting from the final outcome of these proceedings, will not have a material effect on the Company, in the aggregate.

As more fully discussed in Note 6, the Company's clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the Company's customers held by the clearing broker.

11. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 at the market value of the related securities and will incur a loss if the value of the securities increases subsequent to December 31, 2002.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2002, the Company's net capital under the rule was $239,756,812 which was $239,506,812 in excess of the minimum required net capital of $250,000.